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CNIT Reports $8 Million Revenue Increase in Fiscal Year 2017

SHENZHEN, China, March 29, 2018 - China Information Technology, Inc. (Nasdaq: CNIT), a leading provider of internet-based ad distribution and ad display terminal sharing systems in China, today announced its financial results for the year ended December 31, 2017.

Fiscal Year 2017 Financial Highlights

  Revenue was $18.2 million, an increase of 78.4%, compared to $10.2 million for the year ended December 31, 2016.

  Gross profit as a percentage of revenue was 45.8%, increased from 25.7% for the year ended December 31, 2016.

  Net income attributable to the Company was $0.9 million, or $0.02 per share, compared to a net loss of $18.2 million, or ($0.45) per share for the year ended December 31, 2016.

  Excluding non-cash items, adjusted net income was $4.9 million, or $0.12 per share, compared to an adjusted net loss of $8.6 million, or ($0.21) per share, for the year ended December 31, 2016.

Fiscal Year 2017 and Recent 2018 Operational Highlights

  In 2017, the Company has completed business transformation to a leading products and services provider of Cloud-Application-Terminal (CAT) and IoT technology based digital advertising distribution network and new media resource sharing platform in the Out-of-Home Advertising Market in China.

  From May 2017, CNIT has rolled out and offered interactive ads display terminals, digital ads distribution system, and advertising resource sharing platform to the customers in the private sector. The company’s cloud-based ad terminals are widely received by the market. Since May 2017, the Company has entered into 26 contracts for the sale of 91,000 CNIT cloud-based ad terminals, which are expected to generate sales and service revenue of about $29.1 million.

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  Launched Taoping Net and Taoping App. Taoping Net provides an advertising- resources trading service platform which connects screen owners, advertisers and consumers. Taoping App, which enables customers to distribute and manage ads from mobile terminals, effectively satisfies the need to distribute fragmented ads.

  The Company’s innovation of Taoping new-media ecosystem has proven to be the major driver for the market expansion of CNIT’s cloud-based products and solutions in the fast-growing advertising industry of China. CNIT has started to penetrate the cloud advertising market from China’s first-tier city to smaller ones.

“We’re glad to see our strong market performance and financial improvements in 2017,” said Mr. Jianghuai Lin, Chairman and CEO of CNIT. “As our new business model proven successful and sustainable, we believe that 2018 will be another booming year for CNIT. We are expecting to sell an additional 120,000 cloud-based ad terminals by 2018, reaching over 200 million people in 100 cities throughout China.”

The CEO reiterated the Company’s financial projection for fiscal year of 2018 and 2019 -revenue in 2018 is expected to range from $30 to $33 million, with adjusted net income of $9 to $11 million, and revenue in 2019 is expected to be between $55 and $60 million, with adjusted net income of $20 to $23 million.

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Full Year 2017 Financial Results

Revenue

Revenue was $18.2 million for the year ended December 31, 2017, compared to $10.2 million for the year ended December 31, 2016, an increase of $8.0 million, or 78.4% .

The increase was primarily due to the successful transformation of business model from a mainly IT solutions provider to the public sector to a leading products and services provider of CAT and IoT technology based digital advertising distribution network and new media resource sharing platform in the Out-of-Home Advertising Market in China.

Gross Profit

Gross Profit was $8.3 million for the year ended December 31, 2017, an increase of $ 5.7 million compared to $ 2.6 million for the year ended December 31, 2016. Gross profit as a percentage of revenue was 45.8% for the year ended December 31, 2017, increased from 25.7% for the year ended December 31, 2016.

The increase in the overall gross margin primarily resulted from the cost advantages in new products and services offered to customers in the private sector. The Company has outsourced production for CAT and IoT technology based ads display terminals that has provided significant cost savings. Also, the revenue generated from sales of software related products and services have demanded high gross margin.

Administrative, R&D and Selling expenses

Administrative expenses decreased by $4.7 million, or 56.6%, to $3.6 million for the year ended December 31, 2017, from $8.3 million for the year ended December 31, 2016. As a percentage of revenue, administrative expenses decreased to 19.9% for 2017, from 81.8% for 2016. Such decrease was primarily due to reductions in provision for bad debt reserve, foreign currency fluctuation exposure, and head counts for the TIT segment as a result of business model transformation.

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Research and development expenses increased by $1.0 million, or 32.4%, to $4.0 million for the year ended December 31, 2017, from $3.0 million for the year ended December 31, 2016. As a percentage of revenue, research and development expenses decreased to 22.2% for 2017, from 29.9% in 2016. Such increase was primarily due to depreciation of software newly purchased in 2017 and software used for the digital ads distribution and sharing platform servicing our customers to efficiently and cost effectively promote their branding.

Selling expenses decreased by $0.2 million, or 16.1%, to $1.1 million for the year ended December 31, 2017, from $1.3 million for the year ended December 31, 2016. This decrease was due to further reduction in sale force of the TIT segment.

Net income (loss) attributable to Company

For the year ended December 31, 2017, net income attributable to the Company was $0.9 million, compared to a net loss of $18.2 million for the year ended December 31, 2016.

Cash, Liquidity and Financial Position

As of December 31, 2017, the Company had cash and cash equivalents of $3.3 million, compared to $3.8 million as of December 31, 2016. The Company had a working capital deficiency of $1.5 million as of December 31, 2017, significantly improved from a working capital deficiency of $5.7 million as of December 31, 2016.

For the year ended December 31, 2017, net cash provided by operating activities was $4.5 million, compared to net cash used in operating activities of $2.8 million in 2016.

About Non-GAAP Financial Measures

This press release contains non-GAAP financial measures for earnings that exclude non-cash charges. The Company believes that these non-GAAP financial measures are useful to investors because they exclude non-cash charges that management excludes when it internally evaluates the performance of the Company’s business and makes operating decisions, including internal budgeting, and performance measurement, as these measures provide a consistent method of comparison to historical periods. Moreover, management believes these non-GAAP measures reflect the essential operating activities of the Company. Accordingly, management excludes the expense arising from certain non-cash charges when making operational decisions. The Company also believes that providing the non-GAAP measures that management uses to its investors is useful to investors for a number of reasons. The non-GAAP measures provide a consistent basis for investors to understand the Company’s financial performance in comparison to historical periods. In addition, it allows investors to evaluate the Company’s performance using the same methodology and information as that used by the Company’s management. Non-GAAP measures are subject to inherent limitations because they do not include all of the expenses included under GAAP and because they involve the exercise of judgment of which charges are excluded from the non-GAAP financial measure. However, the Company’s management compensates for these limitations by providing the relevant disclosure of the items excluded.

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The following table presents the non-GAAP financial measures contained in this press release and the most directly comparable GAAP measures and provides a reconciliation of the non-GAAP measures to the most directly comparable GAAP measures.

Full Year 2017 and 2016 Reconciliation of Net Income (Loss) Attributable to the
Company and EPS to Exclude Non-cash Expenses

	2017	2016
Net income (loss) attributable to the Company	$858,605	$(18,170,601)
Provisions for losses on accounts receivable and other current assets	422,388	1,995,046
Provision for obsolete inventories	176,570	324,581
Depreciation	2,036,438	1,736,607
Amortization of intangible assets	820,468	845,149
Stock-based compensation	487,407	273,102
Stock-based payment for consulting fee	96,313	-
Change in fair value of warrant liability	(3,720)	(34,175)
Impairment of goodwill and intangible assets	-	4,442,367
Adjusted net income (loss)	$4,894,469	$(8,587,924)

Weighted average number of shares outstanding
Basic	40,231,159	40,175,439
Diluted	40,333,646	40,175,439

Earnings (loss) per share
Basic	$0.02	$(0.45)
Diluted	$0.02	$(0.45)

Adjusted earnings (loss) per share
Basic	$0.12	$(0.21)
Diluted	$0.12	$(0.21)

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About China Information Technology, Inc.

China Information Technology, Inc. (CNIT) is a leading Internet service company that provides integrated cloud-based solutions enabling innovation and smart living in the fields of new media, elevator safety management, education, etc. Through continuous innovation, CNIT is aiming to leverage its proprietary Cloud-Application-Terminal technology to level the competitive landscape in the new media industry and deliver value for its shareholders, employees, customers, and the community. To learn more, please visit http://www.chinacnit.com.

Safe Harbor Statement

This press release may contain certain "forward-looking statements" relating to the business of China Information Technology, Inc., and its subsidiaries and other consolidated entities. All statements, other than statements of historical fact included herein, are "forward-looking statements" in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminologies such as "believes", "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company and its subsidiaries and other consolidated entities or persons acting on their behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

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For further information, please contact:

China Information Technology, Inc.
Iris Yan
Tel: +86-755-8370-4767
Email: IR@chinacnit.com
http://www.chinacnit.com
or
Dragon Gate Investment Partners LLC
Tel: +1(646)-801-2803
Email: cnit@dgipl.com

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CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2017 AND 2016

	December 31,	December 31,
	2017	2016
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$3,260,808	$3,752,375
Accounts receivable, net	5,267,752	3,019,349
Accounts receivable-related parties	4,872,743	-
Advances to suppliers	1,630,980	235,877
Inventories, net	631,610	1,477,783
Other current assets	5,854,792	7,159,803
TOTAL CURRENT ASSETS	21,518,685	15,645,187

Property, plant and equipment, net	11,830,698	8,674,850
Intangible assets, net	808,707	1,556,306
Long-term investments	46,094	43,205
Deferred tax assets	108,927	100,435
Other non-current assets	3,326,319	8,267,016
TOTAL ASSETS	$37,639,430	$34,286,999

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term bank loans	$7,817,610	$7,799,852
Accounts payable	6,844,440	5,993,211
Advances from customers	281,772	1,668,049
Advances from customers-related parties	2,191,516	-
Accrued payroll and benefits	290,841	285,284
Other payables and accrued expenses	4,038,417	3,044,779
Income tax payable	1,548,415	2,589,422
Derivative Liability – Warrants	-	3,719
TOTAL CURRENT LIABILITIES	23,013,011	21,384,316

Deferred tax liabilities	108,927	100,435
TOTAL LIABILITIES	23,121,938	21,484,751

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EQUITY
Ordinary shares, 2017: par $0, 2016: par $0.01; authorized capital 100,000,000 shares; shares issued, 2017:40,231,159 shares; 2016:41,633,607 shares; shares outstanding, 2017:40,231,159 shares; 2016:40,231,159 shares	123,950,544	426,744
Treasury stock, 2017: 0 share; 2016:1,402,448 shares	-	(7,117,500)
Additional paid-in capital	15,814,328	145,742,163
Reserve	13,812,095	13,812,095
Accumulated deficit	(172,395,246)	(173,149,696)
Accumulated other comprehensive income	24,201,766	23,994,357
Total equity of the Company	5,383,487	3,708,163
Non-controlling interest	9,134,005	9,094,085
Total Equity	14,517,492	12,802,248

TOTAL LIABILITIES AND EQUITY	$37,639,430	$34,286,999

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CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

	2017	2016	2015
Revenue – Products	$4,312,048	$6,553,090	$4,953,139
Revenue – Products-related parties	9,103,222	-	-
Revenue – Software	3,441,582	2,347,197	3,200,905
Revenue – System integration	390,465	628,880	1,012,088
Revenue – Others	884,584	664,423	1,118,736
Revenue – Others-related parties	57,373	-	-
TOTAL REVENUE	18,189,274	10,193,590	10,284,868

Cost – Products	8,973,539	5,512,305	2,910,334
Cost – Software	733,617	921,432	1,267,834
Cost – System integration	135,224	1,078,103	1,745,647
Cost – Others	25,128	95,350	457,390
TOTAL COST	9,867,508	7,607,190	6,381,205

GROSS PROFIT	8,321,766	2,586,400	3,903,663

Administrative expenses	3,621,570	8,342,842	11,223,502
Research and development expenses	4,031,313	3,044,972	3,446,867
Selling expenses	1,119,586	1,334,147	2,661,545
Impairment of property, plant and equipment	-	-	4,616,679
Impairment of intangible assets and goodwill	-	4,442,367	8,918,427
LOSS FROM OPERATIONS	(450,703)	(14,577,928)	(26,963,357)

Subsidy income	476,517	223,166	501,404
Gain on sale of assets	-	-	29,994,037
Loss on disposal of consolidated entities	-	(575,956)	-
Loss on sale of deposits for land use right	-	(2,762,033)	-
Other income (loss), net	281,556	(326,546)	776,233
Interest income	7,900	17,420	76,716
Interest expense	(450,024)	(498,931)	(3,116,777)
Change in fair value of warrant liability	(3,720)	34,175	(5,657,988)

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Loss from continuing operations before income taxes	(131,034)	(18,466,633)	(4,389,732)

Income tax benefit (expense )	1,070,343	(57,844)	(4,305,028)

Net income (loss) from continuing operations	939,309	(18,524,477)	(8,694,760)
Net income from discontinued operations	-	-	1,498,971
NET INCOME (LOSS)	939,309	(18,524,477)	(7,195,789)
Less: Net (income) loss attributable to the non- controlling interest	(80,704)	353,876	(308,473)
NET INCOME (LOSS)
ATTRIBUTABLE TO THE COMPANY	$858,605	$(18,170,601)	$(7,504,262)

Earnings (loss) per share - Basic and Diluted
CONTINUING OPERATIONS
Basic	$0.02	$(0.45)	$(0.26)
Diluted	$0.02	$(0.45)	$(0.26)
DISCONTINUED OPERATIONS
Basic	$-	$-	$0.04
Diluted	$-	$-	$0.04

NET EARNING (LOSS) PER SHARE ATTRIBUTABLE TO THE COMPANY
Basic	$0.02	$(0.45)	$(0.22)
Diluted	$0.02	$(0.45)	$(0.22)

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CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

	2017	2016	2015
OPERATING ACTIVITIES
Net income (loss)	$939,309	$(18,524,477)	$(7,195,789)
Adjustments to reconcile net income (loss) to net cash used in operating activities from continuing operations:
(Income) loss from discontinued operations, net of income taxes	-	-	(1,498,971)
Provision for losses on accounts receivable and other current assets	422,388	1,995,046	2,659,499
Impairment of intangible assets and goodwill	-	4,442,367	8,918,427
Provision for obsolete inventories	176,570	324,581	274,663
Depreciation	2,036,438	1,736,607	1,665,257
Amortization of intangible assets and land use rights	820,468	845,149	876,237
(Gain) loss on sale of property and equipment and land use rights	(7,845)	(8,544)	(30,005,007)
Loss on disposal of inventories	138,316	345,963	-
Loss from disposals of consolidated entities	-	575,956	-
Loss on disposal of deposit for land use rights	-	2,762,033	-
Stock-based payment for consulting services	96,313	-	98,483
Stock-based compensation	487,407	273,102	102,282
Impairment of property, plant and equipment	-	-	4,616,679
Income tax expense	-	365,401	3,761,084
Change in fair value of warrants liability	(3,720)	(34,175)	5,657,988
Changes in operating assets and liabilities, net of effects of business acquisitions and dispositions:
Accounts receivable	(2,145,097)	(913,486)	2,914,918

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Accounts receivable from related party and its affiliates	(4,694,068)	-	-
Inventories	652,921	(590,274)	1,546,570
Other receivables and prepaid expenses	6,962,862	6,222,650	(1,089,481)
Advances to suppliers	(1,423,441)	1,981,816	(1,708,552)
Restricted cash	-	848,573	9,566,303
Amounts due to/from related parties	-	(154,331)	(1,088,001)
Other payables and accrued expenses	819,300	(2,344,677)	(2,736,926)
Advances from customers	(1,442,928)	(846,599)	1,598,944
Advances from customers from related party and its affiliates	2,111,157	-	-
Accounts payable and bills payable	(239,628)	(1,811,119)	(24,134,831)
Income tax payable	(1,166,473)	(312,615)	(118,973)
Net cash provided by (used in) continuing operations	4,540,249	(2,821,053)	(25,319,197)
Net cash used in operating activities from discontinued operations	-	-	(595,404)
Net cash provided by (used in) operating activities	4,540,249	(2,821,053)	(25,914,601)
INVESTING ACTIVITIES
Cash paid for assets held-for sale	-	-	(20,717)
Proceeds from sale of property and equipment	7,845	299,298	55,101
Consideration paid for acquisition of Biznest	-	-	(1,488,969)
Investment in Biznest's joint company	-	(45,179)	-
Capitalized and purchased software development costs	-	-	(66,870)
Purchases of property and equipment	(3,783,064)	(3,463,915)	(3,004,209)
Cash received from sale of Zhongtian and Geo	-	12,312,378	-
Cash received for sale of assets held for sale	-	-	45,052,000
Net cash (used in) provided by investing activities from continuing operations	(3,775,219)	9,102,582	40,526,336
Net cash provided by (used in) investing activities from discontinued operations	-	-	1,558,581
Net cash (used in) provided by investing activities	(3,775,219)	9,102,582	42,084,917

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FINANCING ACTIVITIES

Borrowings under short-term loans	8,880,840	10,541,720	44,584,103
Common stock issued for cash	-	-	12,786,353
Decrease in restricted cash in relation to bank borrowings	-	-	543,300
Repayment of short-term loans	(9,366,326)	(17,101,230)	(79,952,564)
Repurchase of ordinary shares	-	(379,710)	(1,310,184)
Repayment of long-term loans	-	(214,527)	(97,751)
Cash paid to warrant holders	-	-	(542,806)
Net cash used in financing activities
from continuing operations	(485,486)	(7,153,747)	(23,989,549)
Net cash used in financing activities
from discontinued operations	-	-	(147,237)
Net cash used in financing activities	(485,486)	(7,153,747)	(24,136,786)
Effect of exchange rate changes on cash and cash equivalents	(771,111)	837,747	564,125

NET DECREASE IN CASH AND CASH EQUIVALENTS	(491,567)	(34,471)	(7,402,345)
CASH AND CASH EQUIVALENTS, BEGINNING	3,752,375	3,786,846	11,189,191
CASH AND CASH EQUIVALENTS, ENDING	$3,260,808	$3,752,375	$3,786,846
CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS, end of period	$3,260,808	$3,752,375	$3,786,846

Supplemental disclosure of cash flow information:
Cash paid during the year

Income taxes	$3,057	$192	$188,932
Interest	$450,024	$498,931	$3,769,498